[PORTER WRIGHT LETTERHEAD]

January 4, 2011

VIA EDGAR

Michael Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Huntington Bancshares Incorporated
Form 10-K for the fiscal year ended December 31, 2009,
        Filed February 18, 2010
Schedule 14A, filed February 26, 2010
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 001-34073

Dear Mr. Clampitt:

I represent, and am responding on behalf of, Huntington Bancshares Incorporated in connection with your letter, dated December 20, 2010, regarding the comments of the Staff of the Securities and Exchange Commission to Huntington’s response, dated May 20, 2010, to the Staff’s initial comments on Huntington’s reports and Schedule 14A referenced above.

This correspondence is to confirm my prior message to Jonathan Gottlieb that we will respond to the Staff’s additional comments no later than January 31, 2011.

If you have any questions or need additional information, please feel free to contact me at (239) 593-2959.

Sincerely,

/s/ Mary Beth M. Clary

Mary Beth M. Clary

Cc: Jonathan E. Gottlieb